Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	February	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated February 20, 2019 - Neovasc Provides Corporate Update

DOCUMENT 1

Neovasc Provides Corporate Update

NASDAQ, TSX: NVCN

VANCOUVER, Feb. 20, 2019 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ:NVCN) (TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve technologies and in the development of minimally invasive devices for the treatment of refractory angina, today provided a corporate and operational update.

Summary:

  Resolved previously-disclosed litigation matter through a settlement agreement with Micro Interventional Devices, Inc. and Endovalve Inc. (together, "MID").
  Received an additional US$1.2 million in proceeds from investor-initiated exercises of the last of the Series C warrants (the "Series C Warrants") issued pursuant to the November 2017 underwritten public offering (the "2017 Public Offering", and together with the 2017 concurrent private placement, the "2017 Financings").
  67% of all the Debt Notes (as defined below) initially issued in the 2017 Financings, and 92% of the Debt Notes held by one Debt Note holder, have been converted into the Company's common shares ("Common Shares") (one Debt Note holder has converted US$21.9 million of the US$23.9 million principal amount of Debt Notes initially issued to that Debt Note holder and, to date, the other Debt Note holders, holding US$8.8 million have not converted any of the Debt Notes they hold, leaving a total of US$10.8 million principal amount of Debt Notes outstanding).
  Reports issued and outstanding share capital of 39,266,658 Common Shares.
  Various operational updates on Tiara™ ("Tiara") and the Neovasc Reducer™ ("Reducer").

Fred Colen, CEO of Neovasc, commented, "We are delighted to announce the resolution of yet another legal challenge from the past, via a reasonable settlement agreement with MID, which will remove further uncertainty for the Company moving forward; furthermore, we are also glad to announce that all of the Series C Warrants and more importantly all of the underlying Series B Warrants from the 2017 Financings have now been exercised, leaving only Series A Warrants and Series E Warrants from the 2017 Financings outstanding. These outstanding warrants are minimally dilutive; they convert into 1/100th of a Common Share, irrespective of the current share price; finally, we are now down to US$10.8 million of Debt Notes outstanding, of which, only US$2 million is held by the only Debt Note holder who, to date, has been converting Debt Notes into Common Shares; I see more light at the end of the tunnel."

MID settlement
On February 19, 2019, the Company entered into a settlement agreement with MID (the "Settlement Agreement"). This agreement resolves certain potential claims against the Company that were described in its management's discussion and analysis for the third quarter of 2018 ("Q3 2018 MD&A"). The Settlement Agreement contemplates certain fees being paid by Neovasc to MID, including settlement fees in installments totaling US$3 million over the next two and a half years. In addition, following the first commercial sale of the Tiara, Neovasc will pay MID a royalty of 1.3% on the annual net sales of the Tiara.  Also contained in the Settlement Agreement are buy-out clauses that allow Neovasc, or an acquirer of Neovasc or the Tiara assets, to buy-out these royalty obligations. As part of the Settlement Agreement the claims will be dismissed with prejudice. For further details, please see the Material Change Report filed by the Company on SEDAR and furnished to the U.S. Securities and Exchange Commission (the "SEC") on EDGAR under Form 6-K.

Capital Structure Status Update
The Company has received an additional US$1,200,400 in proceeds from investor-initiated exercises of 822,192 Series C Warrants. All Series B warrants (the "Series B Warrants"), Series C Warrants, Series D warrants and Series F warrants from the 2017 Financings have now been exercised. At the close of business on February 19, 2019, there were 35,950,340 Series A warrants (the "Series A Warrants") and 22,431,506 Series E warrants ("Series E Warrants") issued pursuant to the 2017 Financings remaining outstanding, together exercisable for a maximum amount of 583,818 Common Shares. Of the US$32,750,000 aggregate principal amount of senior secured convertible notes (the "Debt Notes") issued pursuant to the 2017 Financings, only US$10,825,000 aggregate principal amount of Debt Notes remain outstanding (of which, US$8,825,000 aggregate principal amount of Debt Notes are held by holders that have not converted any Debt Notes to date; there cannot be any assurance they will not do so in the future).

As of February 19, 2019, the Company had 39,266,658 Common Shares issued and outstanding. The following securities are convertible into Common Shares: 3,682,489 stock options with a weighted average exercise price of US$7.73, 35,950,340 Series A Warrants, 22,431,506 Series E Warrants, which could be exercised into 359,503 and 224,315 Common Shares respectively and $10,825,000 principal amount of Debt Notes, which Debt Notes could convert into 4,366,680 Common Shares (not taking into account the alternate conversion price or anti-dilution mechanisms). Our fully diluted share capital as of the same date is 47,899,645. Our fully diluted share capital, adjusted on the assumption that all of the outstanding Debt Notes are converted using the alternate conversion price at the closing price on February 19, 2018, is 62,222,859.

For details concerning the terms of the securities issued pursuant to the 2017 Financings, see the forms of such securities filed on SEDAR at www.sedar.com and filed with or furnished to the SEC at www.sec.gov. For a description of the risks associated with these securities, the dilution to date and the potential dilution in the future due to such exercises or conversions, see the Company's Annual Report on Form 20-F and the Company's Q3 2018 MD&A, which are available on SEDAR at www.sedar.com and as filed with the SEC at www.sec.gov.

Quarterly Conference Call
The Company announced that it wil
report financial results for the quarter ending December 31, 2018 and host a conference call and webcast at 4:30 p.m. Eastern Time on Thursday, March 14, 2019.  Management will provide a full update, including further discussion on these matters, during the call and in its filings.

Operational Updates

  Treated a total of 70 patients with the Tiara mitral valve replacement device.
  The overall 30-day survival rate for these 70 patients will be 89%, assuming the most recent patients survive 30 days post treatment.
  Completed the phase 1 requirements of the TIARA-II study as required by the biphasic study design and received regulatory approval in Germany and the UK to proceed with phase 2 of the TIARA-II study.
  In one of the participating clinical centers, the local ethics committee has placed a temporary hold on enrollment at their site for the TIARA-II clinical study, following a recent serious adverse event, which is currently under review.
  Reducer was awarded NUB 1 status again in Germany for 2019; 159 German hospitals applied for the Reducer NUB status, a 49% increase compared to last year and over 30 German clinics have negotiated and received agreed upon reimbursement for the Reducer procedure and the device.
  Preliminary revenue for the year ended December 31, 2018 was US$1.75 million (unaudited), representing growth of 55% compared to same period last year. This revenue growth was primarily driven by a tripling of Reducer implants in Germany during 2018, compared to 2017. All figures reported with respect to the year ended December 31, 2018 are preliminary and are unaudited and subject to change and adjustment as the Company prepares its consolidated financial statements for the years ended December 31, 2018, 2017 and 2016. Accordingly, investors are cautioned not to place undue reliance on the foregoing information. The Company does not intend to provide preliminary results in the future. The preliminary results provided in this news release constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws, are based on several assumptions and are subject to a number of risks and uncertainties. Actual results may differ materially. See "Forward-looking Information"
  Regarding the Reducer and the U.S. Food and Drug Administration (the "FDA"): On December 20, 2018, Neovasc filed a comprehensive Q-Sub submission to FDA with all available Reducer Clinical evidence, requesting a Sprint FDA discussion meeting. Due to the partial U.S. Federal Government shut-down, a proposed early January FDA meeting was delayed, albeit scheduled during the shut-down, until January 30, 2019. The Neovasc team, together with two top U.S. Cardiologists, met with the FDA proposing moving forward with a premarket approval ("PMA") submission using the available Neovasc clinical evidence including the prospective, multicenter, randomized, double-blind, sham controlled study assessing the safety and efficacy of the Reducer in 104 patients in the European Union and Canada (COSIRA), a multi-center, multi-country, three-arm observational post market study (REDUCER-I) with currently 189 patients enrolled, and supportive safety and efficacy data from peer-reviewed journals. The FDA has now informed Neovasc that, despite "Breakthrough Device Designation", the review team recommends collection of further pre-market blinded data prior to PMA submission. Through the Sprint discussion process, Neovasc will continue discussions with the FDA and their senior management, to attempt to bring this promising refractory angina device therapy, which has been available to patients in Europe since 2015 with demonstrated quality of life improvement and great safety profile, to U.S. patients as soon as possible.

About Tiara
Tiara is a self-expanding mitral bioprosthesis specifically designed to treat mitral valve regurgitation ("MR") by replacing the diseased valve. Conventional surgical treatments are only appropriate for about half of MR patients, who number an estimated four million in the U.S. with a similar number of patients affected throughout Europe. Tiara is implanted in the heart using a minimally invasive, transapical transcatheter approach without the need for open-heart surgery or use of a cardiac bypass machine. The Tiara valve is currently being evaluated in 2 ongoing clinical trials: TIARA-I—an early feasibility trial in the United States, Canada, and Belgium—and TIARA-II—a European Conformité Européenne Mark Trial in Germany, Italy, Israel, and the United Kingdom. In addition, patients have also been treated under compassionate programs in Canada, Italy, Germany, Israel, and Switzerland.

About Reducer
The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies.  It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart's circulatory system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle.  Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel, and Europe. For more information, visit: www.neovasc.com.

Forward-looking Information
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the potential future dilution upon exercise of the Series A Warrants and Series B Warrants and conversion of the Debt Notes, the Company's preliminary revenue for the year ended December 31, 2018, the Company's ability to bring the Reducer and the Tiara to market in the United States, including the Sprint discussions with the FDA, the growing incidence of refractory angina and the rapidly growing cardiovascular marketplace. Words and phrases such as "continue", "strategy", "goal", "would", "may", "could", "should", "attempt", "expect" and "will", and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the warrants (the "Warrants") and Debt Notes issued pursuant to the 2017 Financings, resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Warrants and Debt Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the exercise of Warrants or conversion of Debt Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties; risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to the Company's common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Series C warrants issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in Management's Discussion and Analysis for the quarter ended September 30, 2018 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

View original content:http://www.prnewswire.com/news-releases/neovasc-provides-corporate-update-300798540.html

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/February2019/20/c3188.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568, jeremy@lifesciadvisors.com

CO: Neovasc Inc.

CNW 07:30e 20-FEB-19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	February 20, 2019	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer